

October 7, 2011

Via E-Mail
Hèctor Treviňo Gutièrrez
Chief Financial Officer
Coca-Cola FEMSA S.A.B. de C.V.
Guillermo González Camarena No. 600
Centro de Ciudad Santa Fé
01210 México, D.F., México

    Re: **Coca-Cola FEMSA S.A.B. de C.V.**
            Form 20-F for the Fiscal Year Ended December 31, 2010
            Filed June 17, 2011
            Correspondence submitted September 15, 2011
            File No. 001-12260

Dear Mr. Treviňo Gutièrrez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review Prospects, page 40

Consolidated Results of Operations by Reportable Segment, page 49

1. We note your response to prior comment one on the exchange rates and devaluation. You state that 2010 exchange rate was 4.30 bolivars per U.S. dollar (which equated to 2.87 bolivars per Mexican peso) and the 2009 exchange rate of 2.15 bolivars per U.S. dollar (which equated to 6.07 bolivars per Mexican peso). Please explain how you computed the equated bolivar per Mexican peso rates. Please further clarify which rates were used to translate the financial statements of your Venezuelan subsidiary to the reporting currency, the Mexican peso.

2. We note your response to prior comment one and your discussion of Venezuelan operations on page 49 stating revenues declined by 37.4% in 2010 principally due to the devaluation of the Venezuelan bolivar. Please provide a more expansive discussion and analysis on results of operations and clarify the amount of the decline attributable to currency devaluation and differentiate the trends attributable to core operating results. Please provide us with proposed disclosure that you plan to include in future filings.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining